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                                                             EXHIBIT (a)(1)(K)

FOR FURTHER INFORMATION:
AT THE COMPANY:
Jackie Chamberlin
Chief Financial Officer
(303) 218-1000

FOR IMMEDIATE RELEASE
WEDNESDAY, OCTOBER 4, 2000

KBII ACQUISITION COMPANY COMPLETES TENDER OFFER FOR BI INCORPORATED
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NEW YORK,  OCTOBER 4, 2000 - KBII  Acquisition  Company,  Inc.,  a wholly  owned subsidiary of KBII Holdings, Inc. and an affiliate of Kohlberg & Co., L.L.C., today announced that it has accepted for purchase and payment, pursuant to its $8.25 per share cash tender offer for all outstanding shares of common stock of BI Incorporated, all BI Incorporated shares that were validly tendered and not withdrawn as of the expiration of its tender offer at 12:00 midnight, New York City time, on Tuesday, October 3, 2000. According to Computershare Investor Services LLC, the depositary for the tender offer, 7,769,058 shares were validly tendered pursuant to the tender offer and not withdrawn (including 16,778 shares tendered pursuant to a guarantee of delivery), representing approximately 97.4% of the total issued and outstanding shares. Payment for the tendered shares will be made promptly.

The tender offer will be followed by a short-form merger of KBII Acquisition Company, Inc., with and into BI Incorporated as soon as practicable. Pursuant to the merger, those BI Incorporated shareholders who did not tender their shares in the tender offer and who do not seek appraisal of their shares pursuant to applicable provisions of Colorado law will have their shares converted into the right to receive $8.25 per share net to each shareholder in cash upon proper presentation of certificates representing their shares, together with a properly completed letter of transmittal, to Computershare Investor Services LLC.

BI Incorporated is headquartered in Boulder, Colorado and is a leading provider of integrated technology systems and treatment services for community-based corrections worldwide.

Kohlberg & Co., L.L.C. is a private merchant banking firm with offices in Mount Kisco, NY and Palo Alto, CA.